November 12, 2024

John-Paul Backwell
Chief Executive Officer and Director
Samsara Luggage, Inc.
6 Broadway, Suite 934
New York, NY 10004

        Re: Samsara Luggage, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 10-Q for Fiscal Quarter Ended March 31, 2024
            Form 10-Q for Fiscal Quarter Ended June 30, 2024
            File No. 000-54649
Dear John-Paul Backwell:

        We issued a comment to you on the above captioned filings on October 21, 2024. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by November 26, 2024.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services